Terms of the Notes

The Dual Directional Notes Linked to the Least Performing of the Dow Jones Industrial Average® Index and the S&P 500® Index (the “Notes”) provide a 1.1:1 upside exposure to increases in the Least Performing Underlying if its Ending Value is greater than or equal to its Starting Value, subject to the Max Return of $1,400.00 per $1,000 in principal amount of Notes. If the Ending Value of the Least Performing Underlying is less than its Starting Value but greater than or equal to its Threshold Value, you will receive a positive return equal to the Absolute Underlying Return. However, if the Ending Value of the Least Performing Underlying is less than its Threshold Value there is full exposure to declines in the Least Performing Underlying and you will lose a significant portion or all of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 3 years.
Underlying:	The Dow Jones Industrial Average® (the “INDU”) (Bloomberg symbol: “RTY”) and the S&P 500® Index (Bloomberg symbol: “SPX”)
Pricing and Issue Dates*:	April 28, 2022 and May 3, 2022, respectively
Max Return:	$1,400.00 per $1,000 in principal amount of Notes, which represents a return of 40.00% over the principal amount.
Upside Participation Rate:	110%
Threshold Value:	With respect to each Underlying, 70% of its Starting Value.
Absolute Underlying Return:	The absolute value of the lowest Underlying Return. For example, if the lowest Underlying Return is -5%, the Absolute Underlying Return will equal 5%.
Initial Estimated Value Range:	$920.00 - $970.00 per Note.
CUSIP:	09709VR57
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105723002250/form424b2.htm

*Subject to change

Redemption Amount Determination

Hypothetical Payout Profile

Underlying Return of the Least Performing Underlying	Redemption Amount per Note(1)	Return on the Notes
60.00%	$1,400.00	40.00%
50.00%	$1,400.00	40.00%
36.36%	$1,400.00	40.00%
30.00%	$1,330.00	33.00%
20.00%	$1,220.00	22.00%
10.00%	$1,110.00	11.00%
5.00%	$1,055.00	5.50%
0.00%	$1,000.00	0.00%
-5.00%	$1,050.00	5.00%
-30.00%(2)	$1,300.00	30.00%
-30.01%	$699.90	-30.01%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-75.00%	$250.00	-75.00%
-100.00%	$0.00	-100.00%
(1) The Redemption Amount per Note cannot exceed the Max Return. (2) This is the Underlying Return of the Least Performing Underlying which corresponds to the Threshold Value.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	The return on the Notes will be limited to the Max Return.
•	Your potential for a positive return based on the depreciation of the Underlying is limited.
•	The Notes do not bear interest.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The payments on the Notes will not reflect changes in the level of the Underlying other than on the Valuation Date.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose a significant portion or all of your principal amount even if the Ending Value of one Underlying is always greater than or equal to its Threshold Value.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated April 3, 2023, Product Supplement EQUITY-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.